UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2024

Commission File Number: 001-41253

Super Group (SGHC) Limited

(Translation of registrant’s name into English)

Super Group (SGHC) Limited

Bordeaux Court, Les Echelons

St. Peter Port, Guernsey, GY1 1AR

Telephone: +44 (0) 1481 746 411

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

CONTENTS

On December 10, 2024, Super Group (SGHC) Limited issued a press release providing a business update, including updates to prior financial guidance and announcing a special cash dividend of $0.15 per share, payable on January 8, 2025 to shareholders of record as of the close of business on December 23, 2024. A copy of the press release is attached hereto as Exhibit 99.1 and is incorporated by reference herein.

EXHIBIT INDEX

Exhibit No.	Description

99.1	Press Release, dated December 10, 2024.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SUPER GROUP (SGHC) LIMITED

Date: December 10, 2024	By:	/s/ Robert James Dutnall
	Name:	Robert James Dutnall
	Title:	Authorized Signatory